UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D	Page 1 of 7 pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,606,979
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,606,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,979
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G5784H106	13D	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,606,979
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,606,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,979
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G5784H106	13D	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS Hamilton TFC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. G5784H106	13D	Page 4 of 7 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) supplements the Schedule 13D filed with the United States Securities and Exchange Commission August 23, 2013 (as amended to date, the “Statement”) relating to the Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). This Amendment No. 5 is filed by the Avram Glazer Irrevocable Exempt Trust (the “Trust”), Hamilton TFC LLC (the “Hamilton TFC”) and Avram Glazer (the “Trustee” and, together with the Trust and Hamilton TFC, the “Reporting Persons”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information.

On March 16, 2021, the Trust sold 5,000,000 Class A ordinary shares (consisting of 707,613 Class A ordinary shares and 4,292,387 Class A ordinary shares issued upon conversion of 4,292,387 Class B ordinary shares) at a price of $19.13 per share (the “Offering”) to J.P. Morgan Securities LLC (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement dated as of March 11, 2021 (the “Underwriting Agreement”), by and among the Trust, the Issuer and the Underwriter.

Pursuant to the Underwriting Agreement, the Trust has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter the Issuer will not, during the period ending 45 days after the date of the final prospectus used in connection with the Offering: (i) sell or offer to sell any Class A ordinary shares or Related Securities (as defined in the Underwriting Agreement) currently or hereafter owned either of record or beneficially by the selling shareholder, (ii) enter into any swap, (iii) cause to be filed, or cause its Class A ordinary shares or Related Securities to be included on, a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to the registration under the Securities Act of the offer and sale of any Class A ordinary shares or Related Securities, or (iv) publicly announce any intention to do any of the foregoing.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit to this Statement incorporated herein by reference.

CUSIP No. G5784H106	13D	Page 5 of 7 pages

ITEM 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated by the following.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer Irrevocable Exempt Trust	16,606,979	29.9%	0	16,606,979	0	16,606,979
Avram Glazer	16,606,979	29.9%	0	16,606,979	0	16,606,979
Hamilton TFC LLC	90,000	0.2%	0	90,000	0	90,000

(1)	The Trust and Hamilton TFC are the record holders of 16,516,979 and 90,000 Class B ordinary shares, respectively, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder. The Trustee is a trustee of the Trust, which is the sole member of Hamilton TFC. As such, the Trust may be deemed to share beneficial ownership of the securities held of record by Hamilton TFC, and the Trustee may be deemed to share beneficial ownership of the securities held of record or beneficially owned by the Trust.

(2)	Based on 38,939,193 Class A ordinary shares outstanding as of March 10, 2021, and assumes conversion of the Class B ordinary shares held by the Reporting Persons.

(c)	Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)	None.

(e)	Not applicable.

CUSIP No. G5784H106	13D	Page 6 of 7 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by inserting the following information.

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons on October 13, 2020).

2	Underwriting Agreement, dated as of March 11, 2021, by and among Manchester United plc, the Avram Glazer Irrevocable Exempt Trust and J.P. Morgan Securities LLC, as underwriter (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K, dated March 15, 2021, filed by Manchester United plc).

CUSIP No. G5784H106	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2021

Avram Glazer Irrevocable Exempt Trust

by:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee

Avram Glazer

/s/ Avram Glazer
Name:	Avram Glazer

Hamilton TFC LLC

By:	Avram Glazer Irrevocable Exempt Trust, its sole member

by:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee